SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IRONCLAD PERFORMANCE WEAR CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

463013102

(CUSIP Number)

Barry L. Fischer

Thompson Coburn LLP

55 East Monroe Street

Suite 3700

Chicago, IL 60603

(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463013102

1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,637,955
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,637,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,637,955
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based upon 76,704,275 shares of the Issuer’s Common Stock issued and outstanding as of August 13, 2013 as reported on the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013.

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the “Reporting Person”) hereby amends his statement on Schedule 13D dated December 17, 2012, as amended by Amendment No. 1 to Schedule 13D dated as of March 20, 2013 (collectively, the “Schedule 13D”). This Statement constitutes Amendment No. 2 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction: is hereby amended by adding the following to the end of the section:

On October 29, 2013, the Reporting Person wrote an E-mail to Eduard Albert Jaeger, Director and Head of Business Development of the Company. In the E-mail, the Reporting person noted his concerns with the direction of the Company, particularly with respect to the departure of Scott Jarus as CEO, and was further concerned that Mr. Jarus’ departure might impact current operations and the Company’s growth. Noting the fact that the Company’s stock price has dropped over 50% in the past 12 months, the Reporting Person requested a meeting with the Board of Directors of the Company, and/or appropriate board members, to discuss strategic alternatives that can enhance the valuation of the Company and further the interest of its shareholders.

Item 5. Interest in Securities of the Issuer: is hereby amended and restated in its entirety as follows:

(a) This statement relates to 7,637,955 shares of Common Stock owned by the Reporting Person. Based on the Company’s Form 10-Q for the quarterly period ended June 30, 2013, 76,704,275 shares of Common Stock were outstanding as of August 13, 2013. Therefore, the 7,637,955 shares of Common Stock reported on this Schedule 13D represent approximately 9.96% of the Company’s outstanding shares.

(b) The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c) During the 60 days prior to the event necessitating the amendment to this Schedule 13D, the Reporting Person effected the following purchases of the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Shares	Date	Unit Cost
16,000	10/11/2013	$0.1362

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 30th, 2013

By:	/s/ Barry Fischer
Barry L. Fischer, attorney-in-fact for Ronald L. Chez